October 18, 2024

Ms. Valerie J. Lithotomos

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Neiman Funds (the "Trust" or the "Registrant") File Nos. 811-21290 and 333-102844

Dear Ms. Lithotomos:

This letter responds to telephonic comments you provided to Mr. Parker Bridgeport on September 17, 2024, relating to the Trust's registration statement filed under the Investment Company Act of 1940, as amended ("1940 Act"), and the Securities Act of 1933, as amended ("1933 Act"), on behalf of the Advisors Capital Growth Fund (the "Growth Fund") and the Advisors Capital International Fund (the "International Fund") (each a "Fund"). Where applicable, revisions indicated in responses to your comments will be reflected in an amendment to the registration statement to be filed subsequently to or contemporaneously with this letter. Revisions to the summary portion of the prospectus have been carried over to the statutory portion of the prospectus.

Set forth below are your comments, as we understand them, followed by responses to those comments, which the Funds have authorized us to make on their behalf. All capitalized terms not defined herein have the meaning given to them in the registration statement. A marked copy of the prospectus is attached (or supplied separately) to aid in your review.

General

Comment 1. Please confirm that the Funds and adviser do not intend to operate the Funds under a manager-of-managers exemptive order.

Response. The Registrant so confirms.

Comment 2. We remind you that the Funds and their management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response. The Registrant acknowledges the responsibility described above.

Comment 3. Please submit by correspondence to the SEC staff a completed fee table and expense examples at least five business days prior to the Fund's effective date and confirm the Registrant will complete any open or bracketed items in the registration statement.

Response. The Registrant has included a completed fee table and expense examples in an exhibit to this response letter. Registrant confirms it will complete any open or bracketed items in the registration statement prior to EDGAR submission.

Prospectus

Comment 4. Please amend the portfolio turnover disclosures to note each Fund has not commenced operations and therefore no turnover information is available.

Response. The Registrant has made the requested amendment.

Comment 5. (Growth Fund) Under the principal investment strategy disclosures please include the word "seek" or "seeks" or other qualifier when describing the sub-adviser's intended investment results to avoid a promissory appearance.

Response.  The Registrant has made the requested qualifying amendment.

Comment 6. (Growth Fund) Under the principal investment strategy disclosures, when describing the portfolio as "overweighted" in certain sectors, please include a reference portfolio or index.

Response. The Registrant has made the requested comparative amendment.

Comment 7. Please consider adding cybersecurity risk as a risk factor under principal investment risks.

Response. The Registrant notes the prospectus presently includes a cybersecurity risk disclosure, but believes to include that under principal investment risks might tend to give undue prominence to such a risk.

Comment 8. (Growth Fund) Under principal investment risks please amend disclosures to note that certain risks apply directly to the Funds as well as through underlying funds.

Response. The Registrant has made the requested amendment.

Comment 9. Under principal investment risks please include large capitalization companies risk.

Response. The Registrant has made the requested amendment.

Comment 10. (Growth Fund) Please consider expanding the ETF risk disclosures to include what might be considered market standard disclosures.

Response. The Registrant has made the requested amendment in the summary portion and included a subset of this additional disclosure in the statutory portion, as the present risk disclosure in the statutory was nearly comprehensive. The Registrant has reviewed other disclosures that might be considered market standard and has found them to be so wordy as to detract from the key risks relevant to shareholders. Consequently, the amended risk disclosures might tend to be shorter than those used by other funds.

Comment 11. Please include the month in which each portfolio manager began his service to the respective Fund.

Response. The Registrant has made the requested amendment.

Comment 12. (International Fund) Please provide a plain English description of what is meant by downside capture ratio.

Response. The Registrant has made the requested amendment.

Comment 13. (International Fund) Please provide a definition of foreign entity, such as one that has the majority of its assets outside the U.S.

Response. The Registrant has made the requested amendment.

Comment 14. (International Fund) Please provide a definition of how "honest" would be measured or consider removing.

Response. The Registrant has removed honest.

Comment 14. (International Fund) Please include "written" when describing the notice that would alert shareholders to a change in the 40% investment policy.

Response. The Registrant has included written.

Comment 15. Please include the Funds' website when describing the Statement of Additional Information as the source of information about the Funds' portfolio disclosure policy.

Response. The Registrant has included the Funds' website.

Comment 16. In addition to limited history of operations risk, please consider including new adviser risk.

Response. Upon consideration, the Registrant notes that the adviser and sub-adviser now have over three and a half years of experience managing mutual funds and therefore, has omitted new adviser risk.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3238 or Jeff Provence at 619-588-9700 x 101 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

Parker Bridgeport